Himalaya Shipping Ltd. (HSHP) - Mandatory Notification of Trade by PDMR

Hamilton, Bermuda, June 18, 2026

Reference is made to the stock exchange announcement of November 12, 2024. On November 11, 2024, Mr. Bjorn Isaksen entered into a forward purchase agreement with Drew Holdings Ltd. to purchase 200,000 common shares in Himalaya Shipping Ltd. The forward purchase agreement has now expired and has been settled in cash upon expiration.

On June 17, 2026, Mr. Bjorn Isaksen entered into a new forward purchase agreement to purchase 200,000 common shares from Drew Holdings Ltd. for settlement on June 17, 2029, at a price of USD 15.22 per share, to be adjusted by 6% interest less any dividends paid between June 17, 2026 and the settlement date.

Mr. Isaksen is the chairman of Himalaya Shipping Ltd.'s board and thus, as per the Market Abuse Directive, a person discharging managerial responsibilities in Himalaya Shipping Ltd.

Following the above transactions, Mr. Isaksen and his close associates own 300,000 shares. In addition, Mr. Isaksen has a beneficial interest in 200,000 shares pursuant to the forward purchase agreement with Drew Holdings Ltd. referred to above.

Please refer to the attached form of notification of a transaction by a person discharging managerial responsibilities.

This information is disclosed as required by Regulation EU596/2014 ("MAR"), article 19 and section 5-12 of the Norwegian Securities Trading Act.